SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                    Form 10-K

                   For the Fiscal Year Ended February 1, 2003

                         Commission file number: 1-9930

                        PART I. -- REGISTRANT INFORMATION

                            THE PENN TRAFFIC COMPANY
                            (full name of registrant)

                                       N/A
                           (former name if applicable)

                            1200 STATE FAIR BOULEVARD
                          SYRACUSE, NEW YORK 13221-4737
          (address of principal executive officers (street and number)


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                        PART II--RULES 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                               PART III--NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On May 2, 2003, the Company entered into a Waiver and Forbearance Agreement with the lenders under its Revolving Credit and Term Loan Agreement (the "Credit Facility") to waive through May 9, 2003 certain defaults arising as a result of the Company's failure to comply with certain of the financial covenants in the Credit Facility, and certain other specified defaults. The Company is currently in negotiations with its lenders to permanently waive and to amend the terms of its Credit Facility to make them less restrictive on the Company for future periods. During the waiver period the Company may continue to borrow, repay and reborrow under the Credit Facility, subject to certain restrictions. Given the default and related negotiations, it is necessary for the Company to make use of the 12b-25 extension period in order to finalize and update its audit report and related disclosures. If the Company had filed its Annual Report on Form 10-K on May 2, 2003, it is likely that the audit opinion contained in the report would have raised concerns over the Company's ability to continue as a going concern. The Company intends to file its Form 10-K on or before the 15th calendar day following the prescribed date.

         Concurrently with this filing, the Company filed a Current Report on Form 8-K with the SEC disclosing, among other things, the default under the Credit Facility and the


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entering into of a Waiver and Forbearance Agreement with its lenders under the
Credit Facility. Please refer to the Form 8-K for further information.

                           PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                  Martin A. Fox (315) 453-7284

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes     [_]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes     [_]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects that its results of operations will be significantly different in the fiscal year ending February 1, 2003 ("Fiscal 2003") compared to the fiscal year ending February 2, 2002 ("Fiscal 2002"). The Company anticipates that revenues for Fiscal 2003 will be approximately $2.341 billion, a decrease from $2.404 billion in Fiscal 2002. The Company also anticipates that same store sales for Fiscal 2003 will decrease by approximately 1.8% from the comparable prior year period.

         Operating Loss for Fiscal 2003 was approximately $18 million compared to an Operating Loss of $53 million for Fiscal 2002. The results for Fiscal 2003 include an asset impairment charge of approximately $24 million (pre-tax) and a goodwill impairment charge of approximately $28 million (pre-tax). The results for Fiscal 2002 included $110 million for the amortization of goodwill.

         The Company's unaudited net loss was approximately $47 million in Fiscal 2003, as compared to a net loss of $99 million for Fiscal 2002. Excluding amortization of goodwill from Fiscal 2002 results, net income would have been $11 million.


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                            THE PENN TRAFFIC COMPANY
                  (name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized, on May 5, 2003.


                                        THE PENN TRAFFIC COMPANY


                                        By:  /s/ Martin A. Fox
                                            ------------------------------
                                            Name:   Martin A. Fox
                                            Title:  Executive Vice President &
                                                    Chief Financial Officer